NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1   **Description of the Company**

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 29, 2014. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Note 2   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2015, there were no cash equivalents.

Property and Equipment
Property and equipment are recorded at cost and depreciated using straight-line method over the estimated useful lives of the related assets.
Property and equipment consisted of the following as of December 31, 2015:

Computers and equipment	1,926
Total cost	1,926
Accumulated depreciation	(803)
Property and equipment, net	1,123

Depreciation expense charged to operations for the year ended December 31, 2015 was $803.

Revenue Recognition
The Company enters into agreements with customers for advisory services, service fees, mergers and acquisitions and private placement transactions. Accordingly, management recognizes advisory fee income as services are performed and success fees when the transaction is completed.

Accounts Receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of accounts receivable. The Company includes accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowances for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2015.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2015

Note 2   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The sole member of the Company has elected to have the Company taxed as a single member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or loss and tax credits are reflected on the income tax returns of the member.

Income Tax Positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Note 3   **Related Party Transactions**
The Company utilizes office space owned by the sole member. No rent was charged to the Company during the 12 months ended December 31, 2015.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2015

Note 4   **Concentrations**

Customers
The Company earned 100% of its revenue from two customers during the twelve months ended December 31, 2015.

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015 the Company's net capital was $70,361, which was $65,361 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .23 to 1.

Note 6   **Subsequent events**
The Company has evaluated subsequent events through February 24, 2016, which is the date the financial statements were available to be issued.